Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year Ended
	October 31,		January 31,
(Amounts in millions)	2014	2013	2014	2013	2012	2011	2010
Income before income taxes	$17,436	$17,863	$24,656	$25,662	$24,332	$23,506	$22,086
Capitalized interest	(46)	(62)	(78)	(74)	(60)	(63)	(85)
Consolidated net income attributable to the noncontrolling interest	(514)	(454)	(673)	(757)	(688)	(604)	(513)
Adjusted income before income taxes	16,876	17,347	23,905	24,831	23,584	22,839	21,488

Fixed charges:
Interest (1)	1,884	1,816	2,413	2,325	2,382	2,268	2,160
Interest component of rent	671	648	933	859	790	651	597
Total fixed charges	2,555	2,464	3,346	3,184	3,172	2,919	2,757
Income before income taxes and fixed charges	$19,431	$19,811	$27,251	$28,015	$26,756	$25,758	$24,245
Ratio of earnings to fixed charges	7.6	8.0	8.1	8.8	8.4	8.8	8.8
(1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.